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AMERICAS
US Legal Services

J. Neil McMurdie
Senior Counsel
Tel: 860.580.2824 | Fax: 860.580.4844
Email: neil.mcmurdie@us.ing.com

December 15, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: **ING USA Annuity and Life Insurance Company and its Separate Account B**
      Prospectus Title: Retirement Solutions – ING Rollover Choice^{SM} Variable Annuity Contracts
      File Nos.: 333-70600 and 811-05626
      Rule 497(j) Filing

Ladies and Gentlemen:

On behalf of ING USA Annuity and Life Insurance Company and is Separate Account B, we hereby certify pursuant to Rule 497(j) under the Securities Act of 1933, as amended, that:

- The form of the Prospectus Supplement that would have been filed under Rule 497(c) would not have differed from that contained in the most recent post-effective amendment to the above-referenced Registration Statement; and
- The text of the most recent post-effective amendment to the above-referenced Registration Statement was filed electronically by EDGARLink on December 15, 2010.

If you have any questions, please call the undersigned at 860-580-2824 or Patricia Guerrera at 860-580-2815.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie